UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2012

STRATA OIL & GAS, INC.
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(Registrant’s Name)

918 16TH AVE NW SUITE 408
CALGARY ALBERTA T2M 0K3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Section 5 – Corporate Governance and Management
Item 5.02 Election of Directors

On July 11, 2012, Strata Oil & Gas Inc.'s Board of Directors appointed Dr. Michael J. Ranger as a member of the Board of Directors.  Dr. Ranger has been appointed to serve as a Director until our next annual meeting of directors or until his earlier resignation or removal. There was no arrangement or understanding between Dr. Ranger and any other person pursuant to which Dr. Ranger was selected as a director. There is no disclosure required by Item 404(a) of Regulation S-K.

STRATA OIL APPOINTS DR. MICHAEL J. RANGER TO BOARD OF DIRECTORS

August 2, 2012 – Alberta, CANADA – Strata Oil (SOIGF:OTC), a leader in the exploration and development of heavy oil from carbonates, today announced the appointment of Dr. Michael J. Ranger to the Board of Directors.

Dr. Ranger is a well-respected expert in the petroleum industry with a prolific career providing services to an array of the world’s largest oil companies.  He is currently an independent petroleum consultant and is also a director of Canadex Resources Ltd.  Prior to this, he served on the Scientific Advisory Board of Gushor Inc. from 2007 to 2009, and as a senior geologist at Gulf Canada Resources between 1977 and 1985.

“We are delighted that Dr. Ranger has joined our board to provide his expertise,” said Ron Daems, president of Strata Oil and Gas.  “Having conducted and supervised a number of extensive resource evaluation and research projects around the world for some of the largest oil companies, Dr. Ranger brings a wealth of knowledge that reflects his technical, academic and business acumen.  We look forward to working with Dr. Ranger as we continue to focus on the development and expansion of our Cadotte Project.”

Dr. Ranger holds a Doctorate in petroleum geology from the University of Alberta.  He also holds a Masters degree in sedimentary geology from Memorial University of Newfoundland, and a Bachelor of Science degree in geology from Concordia University. His professional affiliations include the American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Well Logging Society.

About Strata Oil and Gas

Strata Oil and Gas is a US-publicly traded company focused on the exploration and development of heavy oil from carbonates.  The company currently holds a 100% interest in 52,480 acres of oil sands leases in the Peace River region of Alberta’s Carbonate Triangle.  Strata’s Cadotte project has been independently evaluated, with a contingent resource of 517 million recoverable barrels and a net present value of $1.3 billion.  For more information, go to the company’s website at www.strataoil.com.

Strata Oil & Gas is a trademark of Strata Oil & Gas Inc. This announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  All statements made herein concerning the foregoing are qualified in their entirety by reference to the Pre-Feasibility Study which has been filed with the SEC.  More information is included in Strata's filings with the Securities and Exchange Commission which may be accessed through the SEC's web site at www.sec.gov.

Contact Info:
Investor Relations
1-877-237-5443
1-403-237-5443
info@strataoil.com

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas, Inc.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date:    August 2, 2012